Filed by Realty Income, Inc.

(Commission File No.: 1-13374)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: VEREIT, Inc. and VEREIT Operating Partnership, L. P.

(Commission File No.: 001-35263 and 333-197780, respectively)

The following is a transcript of a call that was held on Tuesday, May 4, 2021 for Realty Income investors.

Realty Income (NYSE:O)
Q1 2021 Earnings Call
May 04, 2021, 2:30 p.m. ET

Contents:

•	Prepared Remarks

•	Questions and Answers

•	Call Participants

Prepared Remarks:

Operator

Good day, and thank you for standing by. Welcome to Realty Income first-quarter 2021 operating results conference call. [Operator instructions] Please be advised that today's conference is being recorded. [Operator instructions] I would now like to hand the conference over to your speaker today, Julie Hasselwander, investor relations at Realty Income.

Thank you. Please go ahead.

Julie Hasselwander -- Investor Relations

Thank you all for joining us today for Realty Income's quarter operating results conference call. Discussing our results will be Sumit Roy, president and chief executive officer; and Christie Kelly, executive vice president, chief financial officer. During this conference call, we will make certain statements that may be considered forward-looking statements under federal securities laws. The company's actual future results may differ significantly from the matters discussed in any forward-looking statements.

We will disclose in greater detail the factors that could cause such differences in the company's Form 10-Q. We will be observing a two-question limit during the Q&A portion of the call in order to give everyone the opportunity to participate. If you would like to ask additional questions, you may reenter the queue. I will now turn the call over to our CEO, Sumit Roy.

Sumit Roy -- President and Chief Executive Officer

Thanks, Julie. Welcome, everyone. The continued strength of our business is made possible by the incredible partnerships we have with all stakeholders. I would like to express my gratitude and appreciation to our Realty Income team, who continues to effectively execute our strategic objectives while enduring a sustained remote work environment.

As we've announced last week, we are excited to have reached a definitive merger agreement with VEREIT, which would further distance ourselves as a leader in the net lease industry and create a company with a combined enterprise value of approximately $50 billion. We believe shareholders of both companies will enjoy meaningful value creation through immediate earnings accretion and expanded platform with enhanced size, scale, and diversification, driving further growth opportunities and strategic and financing synergies, which are enhanced by Realty Income's A-rated balance sheet and access to well-priced capital. We are very excited about the strategic transaction and look forward to continuing to drive future growth together as a combined enterprise. However, today, we will focus on what was a very successful first quarter for Realty Income.

Our first-quarter results illustrate our ability to grow through a variety of swim lanes afforded to us by our size and scale by completing over $1 billion in acquisitions. Notably, in this quarter, we invested approximately $403 million in high-quality real estate in the U.K., highlighting the continued strength of our international platform and bringing our total investment in the U.K. to over $2 billion since the first international acquisitions we closed in 2019. Domestically, we invested $625 million in real estate, including our first-ever acquisition in Hawaii, becoming the first and only REIT to own property in all U.S.

states. Our accomplishments during the quarter continued to demonstrate the momentum in our business and highlight our ability to leverage our size and scale to drive our business forward in pursuit of sustainable growth. On the subject of sustainable growth, our team continues to make tremendous progress through our ESG initiatives as ESG considerations continue to permeate throughout our organization at every level. In April, we published our inaugural Sustainability Report, which details our company's commitments, goals, and progress to date with regard to environmental, social, and government initiatives.

I invite all Realty Income stakeholders to share in our dedication to embrace a changing world for the benefit of all those we serve, and I encourage everyone listening to read our 2020 Sustainability Report found on the Corporate Responsibility page of our website. Additionally, we are excited to share an updated investor presentation with the marketplace. On the homepage of our website, you can find our new deck, which highlights our fundamental business philosophies, key competitive advantages, and plan for future growth. Turning to results for the quarter.

Our global investment pipeline remains a significant driver of growth for our business. Our business is simple. We seek to acquire high-quality real estate leased to leading operators in economically resilient industries in pursuit of stable and increasing cash flow generation. Our confidence in continuing to grow our platform stems from the quality of our real estate portfolio, which is designed for resiliency through a variety of economic environments.

Key to mitigating economic risk, we believe, in portfolio diversification by geography, client, industry, and property type as we continue to grow our real estate portfolio. In the first quarter of 2021, we invested over $1 billion in high-quality real estate, and we remain very comfortable with our 2021 acquisition guidance of over $3.25 billion. On a total revenue basis, approximately 39% of total acquisitions during the quarter are leased to investment-grade rated clients, which brings our total investment-grade client exposure for the portfolio to approximately 50%. Aligning with our ethos, the weighted average remaining lease term of the assets added to our portfolio during the quarter was 12.6 years.

And at the end of the quarter, the weighted average lease term of our total portfolio was 8.9 years. As of quarter-end, our real estate portfolio includes over 600 clients who operate in 56 different industries. Approximately 84% of rental revenue comes from our traditional retail properties, while industrial properties generated about 11% of rental revenue. With regard to our retail business, we seek to invest in industries with a service, nondiscretionary, and/or low price point component to the business as we believe these characteristics make for economically resilient operations that can more effectively compete with e-commerce.

As such, of our acquisitions during the quarter, the largest industry representative was grocery stores. Walgreens remains our largest client at 5.5% of rental revenue and convenience stores remain our largest industry at 12% of rental revenue. Our investment philosophy primarily focuses on acquiring freestanding single-unit commercial properties leased to best-in-class clients under long-term net lease agreements typically in excess of 10 years. We believe the market is efficient.

As such, we are seeing a competitive environment for high-quality assets leased to strong operators. Cap rates, as you all know, reflect an aggregation of many factors, including, but not limited to, fundamental real estate economics, lease term, credit of the client or their sponsor, rent relative to the market, average rent coverage by the operator and alternative use of the real estate. Accordingly, the quality of our acquisitions is reflected in our average initial cash cap rate during the first quarter of 5.3%. Our size and scale allow us to be highly selective in pursuing investment opportunities that fit our stringent criteria.

This quarter, we sourced nearly $20 billion of transaction opportunities, ultimately investing in approximately 5% of the prospects sourced and reviewed. Additionally, our cost of capital allows us to invest accretively, even when pursuing the highest-quality assets. During the first quarter, our investment spreads relative to our weighted average cost of capital were 115 basis points. The quality of the assets we acquired flows through the entire life cycle of our portfolio, allowing us to favorably recapture rent on expiring leases and maintain a healthy level of occupancy.

During the quarter, we released 54 units, recapturing 103.5% of expiring rent. Since our listing in 1994, we have executed over 3,600 releases or sales on expiring leases, recapturing over 100% of rent on those released contracts. And occupancy at quarter-end was 98%. Our size and scale afford us the ability to execute large-scale sale-leaseback transactions, which are often sourced through existing partnerships with best-in-class clients but also serve as an attractive way to establish new relationships.

The transaction we closed in Hawaii is an excellent example of the sale-leaseback opportunities we can execute. In this instance, we partnered with Par petroleum to acquire 22 well-located convenience stores for approximately $116 million. All 22 properties fall under one triple-net master lease agreement with an initial 15-year lease term, and all assets are located in many main locations, primarily on the Island of Oahu. This quarter, about 24% of all acquisitions we closed were executed as sale-leaseback transactions.

The merger between Realty Income and VEREIT will enhance our ability to execute large-scale leaseback transactions through expanded capacity to buy in bulk, which improve our competitive positioning when competing for portfolio or sale-leaseback transactions in the fragmented net lease industry. As we have previously articulated, the ability to buy at wholesale prices and at a discount to the one-off market is a competitive advantage. We are often one of only a handful of buyers for large-scale portfolio transactions, particularly those that would otherwise create untenable client or industry concentration issues for our competitors. Pro forma for the closing of the transaction, we will have approximately $2.5 billion of annualized rental revenue.

For every $1 billion of acquisition to a single creditor industry, our exposure to that creditor industry will increase by approximately 2% compared to around 3.5% based on our current size. By leveraging our size and scale, we continue to effectively execute through our international platform via healthy acquisition volume in the U.K. Fundamentally, we are replicating our U.S. business strategy, seeking to curate a high-quality real estate portfolio leased to leading operators in economically resilient industries.

Our total first-quarter acquisition volume includes approximately $403 million of international acquisitions in the U.K., which brings our total investment volume to more than $2 billion since the first transaction we closed in the U.K. in 2019. Our international pipeline has accelerated even more quickly than originally anticipated. This quarter's international acquisition volume represents nearly 40% of our total investment volume during the quarter, a figure that is truly incremental to the U.S.

business and one that we expect to grow. Now, I'll pass it over to Christie to provide financial updates.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Thank you, Sumit. I'll start with some high-level background and then move into our financial results for the quarter. We are the only net lease REIT in the S&P 500, one of the top 10 largest U.S. REIT by enterprise value, and the largest company in the net lease REIT sector.

Upon closing our recently announced merger with VEREIT, Realty Income is expected to be the sixth largest REIT in the RMZ in terms of equity market capitalization. Our size and scale in conjunction with our conservative balance sheet and financial strength have afforded us two A credit ratings by the major rating agencies. And our $3 billion multicurrency revolver grants us ample access to well-priced capital that allows us to opportunistically raise permanent long-term capital when the markets are most favorable. During the quarter, we raised approximately $670 million through an overnight equity offering to reduce our financing risk by prefunding our active global investment pipeline.

In January 2021, we completed the early redemption of all $950 million, 3.25% notes due in 2022 to take advantage of attractive borrowing rates in the fixed income market while reducing our near-term financing risk. This redemption was primarily funded through our December issuance of $725 million of senior unsecured notes through a dual-tranche offering of a five-year and 12-year note, which achieved record-low U.S. dollar coupon rates in the REIT sector for each of those tenors. As a result, our fixed charge coverage ratio, I'm pleased to report, has hit an all-time high at 5.8 times this quarter.

We believe funding our business with approximately two-thirds equity and one-third debt contributes to maintaining a conservative balance sheet. We ended the quarter with net debt-to-adjusted-EBITDA ratio of 5.3 times or 5.2 times on a pro forma basis adjusting for the annualized impact of acquisitions and dispositions during the quarter. And our near-term debt maturities remain minimal with only $26 million of debt maturing through year-end 2021, excluding our commercial paper program and borrowings outstanding on our revolving credit facility. At the end of the first quarter, we had full availability of our $3 billion multicurrency revolving credit facility, $675 million outstanding under our $1 billion commercial paper program, And over $184 million of cash on hand, providing approximately $2.5 billion of liquidity available to capitalize on our active global investment pipeline.

During the quarter, our business generated $0.86 of AFFO per share, and we are maintaining our 2021 AFFO per share guidance of $3.44 to $3.49 on a stand-alone Realty Income basis, unadjusted for the expected merger. Remember, we currently have 37 of our 79 theater assets on cash accounting. These 37 theaters represent about $25.5 million of annual rent remaining in 2021. And we've reserved $33.2 million as allowance for bad debt on these assets net of $1.9 million of straight-line rent receivables.

In total, this $58.7 million translates to approximately $0.15 that is not currently included in AFFO per share guidance. We are encouraged by the recent momentum in the theater space such as increased nationwide openings and the release of blockbuster films. Most recently, Godzilla vs. Kong brought in approximately $49 million during the opening weekend, five days specifically Wednesday to Sunday, and generated more than $390 million of revenue within the first two weeks of its global release, turning a profit of more than $200 million.

However, until we are confident these particular theaters can continue to pay us contractual rent, we will continue to recognize revenue for these 37 theaters on a cash basis. As a monthly dividend company, we would be remiss not to discuss the dividend when providing business results. In April, we declared our 610th consecutive monthly dividend, and we now increased the dividend 110 times since our listing in the New York Stock Exchange in 1994. Since 1994, we have increased the dividend every year, growing dividends per share at a compound average annual growth rate of approximately 4.4%.

And as a result of increasing the dividend every year for the past 25 consecutive years, we are proud to be a member of the exclusive S&P 500 Dividend Aristocrats Index, which consists of only three REITs and 65 companies overall. I would now like to hand our call back to Sumit.

Sumit Roy -- President and Chief Executive Officer

Thank you, Christie. Our first-quarter results continue to highlight the incredible opportunities afforded to us by our size and scale, which uniquely position us to be the global consolidator in a highly fragmented net lease space. And we believe the VEREIT merger will enhance our positioning to reach us that. Our positive results, as well as our powerful business momentum and a strong outlook, energize our talented team to continue expanding our existing verticals while finding new swim lanes through which the business can grow.

At this time, I'd like to open it up for questions. Operator?

Questions & Answers:

Operator

[Operator instructions] Your first question comes from Greg McGinniss from Scotiabank.

Greg McGinniss -- Scotiabank -- Analyst

Hey, Sumit, the VEREIT acquisitions dramatically increases your exposure to casual dining tenants to 7% of ABR, which is an industry where other REITs seem to be limiting exposure. What makes you comfortable with acquiring all those tenants?

Sumit Roy -- President and Chief Executive Officer

That's certainly an area that we spend a fair amount of time focusing on, Greg, when we were looking at VEREIT. The biggest contributor to that 7% is Red Lobster and looking at where Red Lobster is today versus even where it was a year ago, gave us a fair amount of confidence that Red Lobster still has to in the corner from being privately owned -- private-equity owned to being owned by a company out of Thailand, Thai Union. And the credit enhancement that it achieved, the results that it is now posting, the fact that it gave -- that it paid 100% of the rent in the fourth quarter to VEREIT, all of that gave us confidence that it's turned the corner and being vertically integrated organization such as Thai Union is made us feel like 7% of the number that we can live with. But the goal here, Greg, will be, over time, to continue to reduce that, just like we did with our casual dining concept, which used to be in the high-single digits and today represent less than 3% of our overall registry.

And that will be the goal with -- on a pro forma basis being up to 7%, continuing to reduce that back down into the low-single digits.

Greg McGinniss -- Scotiabank -- Analyst

OK. Thank you. And then second question, given less concern about tenant concentration issues following the VEREIT merger, are there portfolios in the marketplace today that you now feel more comfortable pursuing? Are those types of portfolios already considered in acquisition guidance? And then how much volume do you think those types of portfolios could potentially contribute to acquisitions each year?

Sumit Roy -- President and Chief Executive Officer

Yeah. There's a bunch of questions you've asked there, Greg. The question is, we've talked about how pro forma for this acquisition, it allows us to pursue larger transactions. I will say that you don't have multibillion-dollar transactions coming in every week.

But when you do, they can be a step-growth opportunity just like a consolidation is in our industry. But given our size today, doing a multibillion-dollar transaction, we were somewhat constrained pursuing that. Even if it checked all the other boxes, i.e., we like the credit, we like the operator, we like the industry, we like the makeup of the real estate, we like the rent composition, etc., etc. You feel constrained just given how much of your portfolio concentration gets impacted by a single tenant.

But once you start to increase your platform, the ability to absorb larger transactions when they present themselves, certainly enhance it. And there have been opportunities, and I don't want to get into details when even in the past 12 months, there have been opportunities to pursue transactions, where given everything that we have, relationship to check the boxes across the spectrum, we were still constrained by the allocation that we had to be able to pursue this particular transaction single-handedly. And those are the types of constraints that do get alleviated, the larger your platform becomes. And it does allow you to be able to present yourself as a one-stop shop for some of these very well-capitalized businesses, that we want to continue to be their one-stop shop, which we have been in this one example that I'm referencing.

So, yes, I do think that post this consolidation that it will enhance our position to pursue transactions that we were somewhat constrained to do so in our current size and scale.

Greg McGinniss -- Scotiabank -- Analyst

Thanks, Sumit.

Operator

Your next question comes from Katy McConnell from Citi.

Katy McConnell -- Citi -- Analyst

Hi there.

Sumit Roy -- President and Chief Executive Officer

Hi, Katy.

Katy McConnell -- Citi -- Analyst

Could you update us on the portfolio of office assets that you plan to spin off with the merger? And now that the deal is out in the open, what have you been able to gauge as far as buyer and trust and your ability to potentially sell those off instead?

Sumit Roy -- President and Chief Executive Officer

Katy, it's been three days. It's three business days since we made the announcement. But thank you for asking the question. Yes.

Look, we've been pleasantly surprised by the inbounds. We are still in the process of collecting those inbounds and trying to figure out what's real from what's not real. We have been very clear that our -- the path that we control is the spin-off path. To answer your question more directly, it's essentially all of our office assets, along with the vast majority of the VEREIT office assets outside of the six assets that are constrained by a CMBS pool, which is cross-collateralized across multiple asset types.

So outside of the six, our goal would be to basically spin off all of the remaining assets, which is right around 97 properties, $182 million, $183 million in rent, weighted average lease circa 4, 76%, 77% investment-grade tenants, that's the makeup of the portfolio. But as we had thought would happen, once we announced, there have been inbound calls, we are just gathering in the information, but it is still too early to tell what's real from what's not. We are going to continue down the path that we control. And if something were to happen in the meantime, that's great.

But it's too early to tell.

Katy McConnell -- Citi -- Analyst

OK. I appreciate that color. And then could you talk a little more about the decision to just enter the Hawaii market now and whether you'll look to increase scale there more meaningfully or potentially pursue any industrial opportunities there?

Sumit Roy -- President and Chief Executive Officer

Yeah. Katy, it's not something we intentionally pursued in this particular quarter. We've always -- two CEOs ago, Tom was from Hawaii, and the inside joke was how come we don't have any properties there. Now Jonathan Pong is our resident Hawaiian, and the joke has continued.

But it really was a function of the right opportunity presenting itself at the right time with a partner that we liked, when we underwrote their business, we underwrote their performance, we underwrote their locations. It was just the right time in the right place. And it just so happened that it closed in the first quarter. There wasn't any grand design to be able to come out and make the kinds of announcements that we have done.

We've been very opportunistic, very lucky in some ways, and very grateful to now be able to say that we are in 50 states. But that to us was not as important as finding the right transaction, and this particular transaction that allowed us to go to Hawaii certainly checks all the boxes. So we are very grateful for that.

Katy McConnell -- Citi -- Analyst

OK. Great. Thank you.

Operator

Your next question comes from Ronald Kamdem from Morgan Stanley.

Ronald Kamdem -- Morgan Stanley -- Analyst

Hey, good afternoon. Just two quick ones for me. The first is just on tenant health in general in the portfolio. Maybe if you could provide some updated thoughts on how you're feeling today maybe versus six and 12 months ago.

And then digging in a little bit deeper into some of the theaters and looking at the collection rates out there. Maybe some insights as I think the collection rates may have been a little bit lower than what we had expected, maybe what's going on there with the theaters?

Sumit Roy -- President and Chief Executive Officer

Sure, Ronald. Thank you for your question. Look, our watch list is right around 5%. And it's -- the biggest contributor to that watch list is the theater business.

So they are very much tied. And our collection is also largely a function of the collection in the theater business. We feel -- you ask me to give you a reference point as to how we feel about the theater business today versus when we first got into the pandemic, we feel a lot better today than we did then. There have been actual examples here in the U.S., which were preceded by example, playing out in China and in Japan, which lend credence to the hypothesis that we had that the theater business, once the contents were starting to get released and the social distancing norms were relaxed, that the theater business was going to be able to bounce back.

That thesis has largely proven out to be the case, Ronald. I mean, if you look at the only one example that we currently have of a big blockbuster movie that came out, which was the Godzilla vs. Kong. In the first five days, it generated right around $49 million.

We've been tracking how it has done subsequent to that as well, and it's right in that high 80s right around $90 million is the collection here in the U.S. theaters. If you look at it globally, it's close to $390 million. And the budget to make that movie was right around $180 million, $190 million.

So $200 million profit largely being gathered through the theater release. And that just continues to lay credence to that as content starts to come in, as these theaters are allowed to open. AMC is largely open here in the U.S. Regal is still not.

Regal is still targeting late -- mid- to late May to open up all of its theaters. And so we do believe that this election is going to become a function of the theaters opening. And based on the discussions that we've had with our operators, we continue to feel very optimistic that in the near term, those collection numbers will start to go up. But look, we are also blessed with a balance sheet to lend grace to some of these operators as long as we believe that their operating model is going to come through and it's going to be a viable business model going forward.

And we genuinely believe that the theater industry and specifically, these two operators are going to be viable operators going forward. And so if we have the ability to lend our balance sheet, give them a little bit more grace in terms of stabilizing their operating business model, that's what we've done. And we feel very good about that decision.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

And, Ronald, this is Christie. The only thing I would add to Sumit's comments is just a reminder to the team that's on the line is that our theater portfolio is really high quality. There's over 80% of the theaters in our portfolio that are in the top two quartiles of each to the operators' footprint. And as Sumit mentioned, AMC is open, but at limited capacity right now and Regal theaters will be opening toward the end of May.

And to that point, we're cautiously -- remain cautiously optimistic. But there's one thing I want to point out that when we take a look at the momentum as it relates to the collection rates in theaters, it's steady and improving. So stabilized from year-end, we were about 10% collection. And then throughout the quarter, we've gained momentum to build toward 16%.

And so we'll look forward to reporting more when we come to the second quarter.

Ronald Kamdem -- Morgan Stanley -- Analyst

Great. That's helpful. My second question was just going back to the VEREIT merger. This may be just a simple question, but just how can you help us understand the -- how your real estate -- the quality of your real estate, the quality of the retail assets that you own compares to those of VEREIT that you're going to be taking in, right? How should an investor think about comparing and contrasting the quality of those portfolios, specifically the retail piece? Thanks.

Sumit Roy -- President and Chief Executive Officer

Yeah. Ronald, they've got 3,500 properties that has been constructed over the last 11 years since they became public. Clearly, there are areas of the portfolio, one of which we touched on has turned the corner, but it wasn't something that we would have pursued in isolation six years ago when they chose to do that transaction. But by and large, I would say, we were pleasantly surprised when we underwrote all of their assets, all of their operators at the quality of the portfolio they had.

And there was an ARB to be made here for whatever reason, and we are grateful because it allowed us to create a lot of value for our business, that they were trading at a massive discount to what we believe is the inherent value, especially of their retail and industrial portfolio. And so the other point I would like to highlight is the fact that they are complementary to our focus. This is why things like convenience stores, which we are big fans of with certain operators, I want to qualify, allows us to go from 12% to 9% pro forma for the combination. It allows us to take our grocery from 10% to 8% because they don't have those allocations in their portfolio.

And so that certainly helps us create additional capacity. Plus on the theater business, they didn't have much of an exposure. So it allows us to bring down our theater exposure from 5.7%, 5.6% to 3.8% and which is starting to get closer to the optimal allocation that we have been talking about over the last couple of quarters. So pleasantly surprised on the upside, which is one of the main reasons why we decided to move forward.

And we're so grateful that we found a like-minded person in Glen and his management team to move forward with a transaction that we genuinely believe is a win-win for both parties. So yes, super happy to absorb that retail and industrial portfolio into the pro forma Realty Income business.

Ronald Kamdem -- Morgan Stanley -- Analyst

Super helpful. Thank you.

Operator

Your next question comes from Haendel St. Juste from Mizuho.

Haendel St. Juste -- Mizuho Securities -- Analyst

Hey, good afternoon out there.

Sumit Roy -- President and Chief Executive Officer

Hi, Haendel.

Haendel St. Juste -- Mizuho Securities -- Analyst

Can you guys talk about the acquisition cap rates a bit more here in the first quarter? The low 5% overall, 4.9% U.K. I believe last quarter, you suggested that cap rates would be -- for this year would get back -- would be similar to 2020 levels or are closer to maybe 6% depending on mix. And I understand you're seeing increased competition. We've heard of financial buyers getting 85%, 90% LTV financing ABS market.

So maybe can you talk about the market and what role that competition from financial buyers is this playing on the pricing for the assets you're looking at? And is it specific to any subsector industry and if this low 5% cap rate is what we should expect now to 2021?

Sumit Roy -- President and Chief Executive Officer

Yeah. So, Haendel, quarter over quarter, these numbers are going to vary, and it is largely a function of the mix. If you're going to be heavily industrial-focused, but the cap rates are going to be on the lower end, if you're going to be more retail-focused, it will be on the higher end. I'm making general comments.

Obviously, there are exceptions to even to what I just said. But if you look at what drove the U.K. cap rate, it was largely two industrial transactions that we did with the same seller that we have a very good relationship with. One was an industrial asset in the Greater London area, highly sought, clearly, a last-mile location.

And we got it at a cap rate we felt very comfortable owning this particular asset. Another one was in the suburbs of Birmingham. It's leased to a single A credit. Again, fantastic distribution center, below-market rents.

Something that we feel like is going to be super additive to our portfolio going forward. And that's what really drove the cap rate to where it was. Had we excluded those two, our cap rate would have been closer to where we did our fourth-quarter U.K. transaction, which was, I believe, if I remember correctly, 5.6%, 5.7% cap rate.

So it really is going to be a function of mix. It's going to be a function of which geography dominates, etc., etc. But I don't think you should expect the cap rate we posted in the first quarter to be the new norm. I would still say that we should average right in that mid-5s to slightly above that.

That will be the goal. And in quarters where we do some more higher-yielding stuff because it's things that we found that the people are not focused on yet, we could see a potential six. But it really is going to be a function of the mix. It's going to be a function of asset type, lease term, geography, all of those things that go into defining what the -- what a quarter cap rate signifies.

But I think the bigger point here is, this is the second quarter in a row where we've done $1 billion. And I've seen a lot of numbers coming out talking about, oh, in order for them to get to the high single-digit growth rate, they're going to have to do $4 billion of acquisition. We welcome that challenge. In fact, we are excited about that challenge.

And we've already talked about what creating these new verticals for us, new markets of growth for us has done to our sourcing numbers, which is now translating into actual close. So for us, the numbers being posted, yes, for most net lease businesses, that's a staggering number. But for us, it's something that we welcome. And we also agree with the market that it is for us to show to you that we are capable of doing this on a quarter-after-quarter-after-quarter basis.

So that's where the fun part is for us and the team. We look forward to that challenge, and we look forward to posting numbers with assets that doesn't compromise what we have said is our risk profile. And that's the key message here that we are doing all of this and we are growing a platform and we are growing our portfolio with the right type of industries, right operators, right geographies, right growth rates, all of the things that will create sustained value over the long term. So I know you didn't quite ask that, but I just wanted to make sure that we have put the answer around cap rates in context to what it is that we are trying to do and the sustainability of what it is that we are trying to do.

So forgive me for that, Haendel.

Haendel St. Juste -- Mizuho Securities -- Analyst

No, that's perfect. Thank you for the color. I certainly appreciate it. Can you also talk a bit -- perhaps, are you a bit more willing today at all that can either industries that you perhaps put off the side over the past year, the aftermath of COVID, perhaps expanding your investment playbooks here, be it, I don't know if it's more entertainment or experiential things that have been a bit less COVID-resilient but given the improving vaccine distribution and the economic expansion? Just curious if that view is changing at all and if there's any specific industries you would point to.

Sumit Roy -- President and Chief Executive Officer

Haendel, one of the things that will distinguish this team, I think, and I believe in is the fact that we will always remain humble. If data is changing on the ground, if trends are changing, we are constantly trying to mark-to-market. But what we don't want to do is over-index to any near-term phenomenon. Just like we didn't over-index to the fact that, hey, the theater business and the health and fitness business really took a beating in an environment where you have social distancing requirements.

And does that mean we should go down to zero in both those businesses? The answer is no. And so what we are trying to figure out is what are the trends, especially given the long-term nature of the leases that we enter into, what is the trend long term that we are going to underwrite to. And just because something creates a potential opportunity near term, if we can't get comfortable with the long-term prospects, we will largely stay away from those types of situations. Now, that doesn't mean we don't get a few things wrong.

And in hindsight, we don't go back saying, "Oh, we should have played that a different way because our conclusion was inaccurate." But we, I believe, have gotten more things right than wrong, and that has served us well. So the answer to your question is, without getting into specifics, that we are constantly trying to upgrade our thesis to reflect what's on the ground. But we don't try to over-index to it without taking into consideration the long-term impacts of those immediate trends that we are seeing. I'll throw something out there, which is the exact opposite of what you're suggesting.

I think there is an opportunity in the office sector. Now, are we going to go into the office sector? No. There's a reason why we have said we are going to be spinning off all of our office assets. But I do believe that given the environment today and given how negative the sentiment is around the office asset type, there is value to be had.

If somebody is willing to take a longer-term perspective on what is office going to look like. And that's the reason why we want to create a spin-off if that is the route we end up eventually effectuating, why we want to set it up for success. And it is a play on what we are seeing near term. And then it's forecasting out that trend line to see what do we think is going to happen to office five, seven, 10 years from now.

Where do we see growth? Yes, growth. I use that word with office. Where do we see opportunities? And there is an argument to be made that that could play out. So time will tell.

Haendel St. Juste -- Mizuho Securities -- Analyst

Any perspective you want to share on, say, casinos? I know it's been asked in the past, but I'm curious if that view on that subsector is any different or any more willingness today to back on that.

Sumit Roy -- President and Chief Executive Officer

Yeah. I'm not going to talk about specifics, Haendel. And you've always asked me very specific questions, and I've tried to stay away from it. You ask me about M&A and I did M&A for you.

Now no, no, I'll stay away from specifics, Haendel. Thank you, though.

Haendel St. Juste -- Mizuho Securities -- Analyst

Appreciate the time.

Operator

Your next question comes from Caitlin Burrows from Goldman Sachs.

Caitlin Burrows -- Goldman Sachs -- Analyst

Hi, guys. Hi there. Sumit, you gave some detail to explain the relatively lower cap rate in the U.K. this quarter.

But there's also the associated tax burden in the U.K., which impacted numbers in the quarter. So I was just wondering kind of big picture if you could go through why the U.K. investment activity makes sense to you bigger picture. And then also how we should think about the associated tax expense going forward.

Sumit Roy -- President and Chief Executive Officer

Yes. Very good questions, Caitlin. Thank you. I should have actually completed my answer on the U.K.

giving a little bit more color on the structuring side of the equation. So we went into the U.K., recognizing that there's going to be an associated tax leakage. And when we underwrite transactions, we take into account what is our effective tax rate, what is the statutory tax rate? What's the effective tax rate? How much are we really making in terms of actual spreads, etc., etc.? And of course, comparing it to the cost of capital, which is also much lower in the U.K. and seeing if it made sense, it made a lot of sense.

And by and large, I think we are tracking to the effective tax rates that we had shared with the market two years ago in April of 2019. What I would like to add, Caitlin, is there is a change that is being contemplated that would actually increase the statutory tax rate in the U.K. market. But what we have been exploring and hopefully, we'll be able to implement in the near term, is restructuring our Realty Income Limited, the legal entity that is housed there, where we will actually end up potentially saving 400 basis points off of our effective tax rate.

So do you expect to see this -- the taxes being paid in the U.K. continuing to go up? Absolutely, you should. But not at the same rate as you have seen over the last two years. We are getting more efficient.

We are structuring our transactions going forward in a manner where we are actually going to see on an effective basis, a decrease in the tax leakage associated with our investments. And we are constantly looking at how are we going to be financing this transaction? And does it still make sense? And the answer is a resounding yes, it does. And that's the reason why we are continuing to do what we're doing.

Caitlin Burrows -- Goldman Sachs -- Analyst

Got it. OK. And then maybe switching topics. The guidance that you guys have put out assumes that same-store revenue improved as the year goes on.

There was commentary earlier on hopefully improving theater collections and performance and acquisitions are expected to continue. But the AFFO guidance kind of barely implies any growth from the 1Q run rate. So I was just wondering why is that? How does the improving same-store revenues and acquisitions not translate into more meaningful AFFO for the guidance? Or is the AFFO guidance just pretty conservative at this point?

Sumit Roy -- President and Chief Executive Officer

That's an opinion. I'll let you conclude that for yourself. But I do think Christie mentioned as to the 37 assets that are on cash accounting, so much of the improvement that could play out in the future has not been sort of reflected in the guidance that we have shown, but nor have we changed our cash accounting on those 37 assets. So we really -- if you want to use the word conservative, fine.

We just really want to see actual collections go back up to levels that warrant a change in our thesis around cash accounting versus not. And then that will certainly translate to higher AFFO per share trend lines. But we tend to be a little bit more deliberate. And yes, things are looking very optimistic.

But until it's not actually starting to reflect in closed monthly statements, we are going to stay the course. And obviously, what we have and the reason why we haven't adjusted is -- for the merger is because, first and foremost, there are conditions involved. And even if this were to close, it won't happen until the fourth quarter, which clearly would have a very minimal impact this year. And so for those reasons, we have kept the guidance exactly the same.

We want to digest what we just announced last week. We also want to get another quarter under our belt and then we revisit earnings at the end of the second quarter and share with you what our latest thoughts are on that.

Caitlin Burrows -- Goldman Sachs -- Analyst

OK. Thank you.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Thanks, Caitlin.

Operator

Your next question comes from Rob Stevenson from Janney.

Rob Stevenson -- Janney Caipital Markets -- Analyst

Good afternoon. You guys currently have, as of March 31, 131 vacant assets, and presumably, you'll have additional assets become vacant over the remainder of the year. Ordinarily, some percentage of that you guys keep and release, and some you sell and move on. Given the size of the VEREIT transaction and the integration process, how do you guys think about your team's bandwidth? And maybe just selling a greater percentage of the vacant assets if they can't be released easily and moving on and focusing on the integration versus the time, energy, and even the potential upside from releasing vacancy?

Sumit Roy -- President and Chief Executive Officer

We are very comfortable executing exactly the same business model that we have. We have always said that if you want to run a business at 100% occupancy, we can. But that is not value-optimizing solution. And the reason why we have also shared with the market our real estate operations team is the largest in the company is to be able to do the things that we want to do.

That is the reason why we have always said that 98% is the right occupancy level for us because we are going to be repositioning assets where we can create and then these numbers get buried, but 140%, 170% recapture rates on rent just because of these repositionings that we are able to do. But yes, it takes time. And yes, that means more -- they're sitting on more non-occupied assets. But we are very comfortable doing that if that is the right economic solution to do.

And just to put things in perspective, that 131 was 140 at the end of the fourth quarter because we got 65 of our NPC assets back. And the team was able to not only absorb the first-quarter expirations but make a dent and a pretty good one on those assets that were handed back in the NPC transaction. I am super comfortable with the team that we have and the asset management team that is led by TJ. They are a phenomenal group.

And what we would like to be able to do is when we absorb VEREIT is to be able to implement the same business model, which is the reason why we think we want to hold on to a lot of their folks and potentially share our business model with them and try to generate the same types of results that we've been able to generate on a stand-alone basis. That is another area that we can enhance through this combination.

Rob Stevenson -- Janney Caipital Markets -- Analyst

OK. And then second question, how are you thinking about -- going forward? It's been mostly nonretailers of late. And even overall, it's a pretty small piece of O today about to get much smaller with the acquisition. Do you need to keep that to fulfill obligations to customers? Does that go away? How should we be thinking -- does that -- is there a chance that that gets bigger going forward for you guys?

Sumit Roy -- President and Chief Executive Officer

Rob, I missed the keyword because it was a big beep. What is it that you said that we need to keep forward and it's a very small part of our business?

Rob Stevenson -- Janney Caipital Markets -- Analyst

The development business.

Sumit Roy -- President and Chief Executive Officer

It's that. Yeah.

Rob Stevenson -- Janney Caipital Markets -- Analyst

It's mostly nonretail and it's really -- even overall, a really small piece of O today going to get much smaller. Do you grow that? Does that need to stay because of commitments to customers, etc.? How are you thinking about that business?

Sumit Roy -- President and Chief Executive Officer

Very good question. We hope to grow that business. It's about a $200 million business today. And you're absolutely right, that's not very large compared to the balance sheet that we have.

But some of the repositionings I alluded to, some of the relationships that we have with existing industrial clients who want expansion capabilities. Some of the relationships that we are developing with developers to provide a capital source that could be a takeout. All of that is incredibly valuable to us. And I would love to see with a bigger platform make this 3x, 4x of what it is today and be another contributor of value to our business.

And so we have a team that we have continued to grow. And through this combination, we will potentially grow this team even more so that we can continue to enhance value going forward even while just working on our own existing assets and going back to your previous question, working on vacant assets or soon-to-be-vacant assets, and doing repositionings. That requires an in-house expertise on the development front. So we will certainly hold on to it and grow it and potentially grow the allocation from where it is today.

Rob Stevenson -- Janney Caipital Markets -- Analyst

OK. Thanks, guys. Appreciate it.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Thanks, Rob.

Operator

Your next question comes from Brent Dilts from UBS.

Brent Dilts -- UBS -- Analyst

Hey guys. Just Sumit, following up on your –

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Hi, Brent.

Brent Dilts -- UBS -- Analyst

Hey, Christie, how are you?

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Good. How are you, Brent?

Brent Dilts -- UBS -- Analyst

Doing great. Sumit, just following up on your comment earlier about the $4 billion in acquisitions this year that you've seen some analysts write about. I'm just curious, are you seeing anything in the market that could call the slowdown in the pace of your transaction activity in the near term? Just seems like you're on pace to well exceed the minimum $3.25 billion you guys guided to. So I'm just curious what you're seeing there.

Sumit Roy -- President and Chief Executive Officer

Brent, we are very optimistic. To be very honest with you, we are not seeing anything. We are obviously following some of the same rules coming out of D.C. and how it's going to have an impact, etc.

We are not seeing any of that translate into the volume being sourced and our belief in not only meeting but potentially exceeding what we have shared with the market as our acquisition target. We started the year, and I think, Brent, if you recall, when we came into January, we shared with you what our pipeline looks like and how optimistic we were. That optimism has just continued to grow. So we are super excited about not just the sheer volume, but the quality that we are seeing and the quality that we are being able to get over the finish line.

So the platform is working.

Brent Dilts -- UBS -- Analyst

OK. Perfect. And then just digging into the transaction activity a little bit more. Could you talk about what you're seeing for some of the troubled tenant asset classes as reopening plays out and rent collection rates there improve? Are you seeing any of those assets starting to trade, health and fitness, movie theaters, etc.?

Sumit Roy -- President and Chief Executive Officer

Sure. We've certainly seen a couple of trades on the health and fitness side, especially with the more established operators. We've seen a few vacant assets on the theater side sell. So, yes, people are getting much more optimistic about the future and are willing to buy vacant pieces of land with a building and reposition it, and that optimism is starting to filter in into the acquisition arena.

But that's not an area that we play in, but it's certainly something we're seeing.

Brent Dilts -- UBS -- Analyst

OK. Thank you.

Sumit Roy -- President and Chief Executive Officer

Sure.

Operator

Your next question comes from Wes Golladay from Baird.

Wes Golladay -- Baird -- Analyst

Hi, everyone. I just have a few quick questions for you. Looking at the industrial same-store revenue, it looks like it's been negative 40 basis points last year and it continues into this year. Do you expect that to reflect later this year?

Sumit Roy -- President and Chief Executive Officer

Yeah. Wes, it's largely driven by this one asset that we had incorrectly calculated the CPI adjustments to it. And when we realized our mistake, and of course, we had collected rent on that, we went back to our clients and we shared with them that, look, there was a mistake, and we gave them all -- we readjusted the rent going forward. And that's really what you're starting to see play out.

And so obviously, the client was incredibly happy about us coming out and sharing this information. But that's really what you're seeing play out. If you look at the actual leases on the industrial front, they have a lot more growth built into it than even our retail leases do. So the same-store rent numbers should actually, on a normalized basis, Wes, I would expect it to go up, not down.

Wes Golladay -- Baird -- Analyst

Gotcha. And then maybe it's early, but I was just curious about the potential office spin-off, how the capital structure would look and what that would mean for O's pro forma leverage.

Sumit Roy -- President and Chief Executive Officer

We are absolutely focused on maintaining our A3 A- rating. And I believe both the rating agencies came out and reestablished the ratings, as well as the outlook post the announcement we made last week. And we are very much focused that pro forma for the spend, we will continue to maintain those ratings because even pro forma for the spin, the pro forma company is going to be close to $50 billion in size, and we'll have leverage metrics that is equivalent, if not better, than where we are today. So it is super important for us to maintain our ratings.

Wes Golladay -- Baird -- Analyst

Got it. Thank you.

Operator

Your next question comes from Linda Tsai from Jefferies.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Hi, Linda.

Linda Tsai -- Jefferies -- Analyst

Hello, Christie. Hi, Sumit. Maybe following up on your earlier comment that you can handle and welcome large acquisition volumes. For this quarter, you sourced $20 billion and invested in 5%.

Does this 5% or $1 billion executed to $20 billion sourced ratio remain consistent post-merger?

Sumit Roy -- President and Chief Executive Officer

I hope it gets enhanced. I think I said this last week, Linda, that where VEREIT has been spending a fair amount of their time is not exactly 100% of an overlap of where we spend our time. So we would like to be able to continue to leverage their platform and their ability to play in a ZIP code that we haven't spent a lot of time because we are finding plenty of opportunities in the areas that we would really want to focus on. So my hope is that pro forma for the combination that the platform will increase in size and the area of focus would increase.

And therefore, we might be able to create a trend line that is a step-up from where we are today. But that is down the road. I want to stay focused on where we are today and the platform that we have currently. And if you look at the ratio of what gets closed versus what gets sourced, we have generally been in this 4% to 7% to 8% ZIP code for -- for many quarters now.

I mean, have there been quarters where those numbers may have been higher or slightly lower, perhaps, but it's generally in the ZIP code. And we have the infrastructure to absolutely deal with that volume and deal with getting our share of that volume over the finish line. And we haven't remained stagnant. That's the other point.

And I know that's not very obvious from the outside. Our team has grown. We have a complete platform now in the U.K., which is in addition to the platform that we have in the U.S., which didn't exist. So the platform has continued to grow, to absorb this higher volume of analysis that is being asked of this team.

So far, so good.

Linda Tsai -- Jefferies -- Analyst

Thanks. And then my second question is with G&A at about 4.5%. Do you have a sense of how low this could go maybe a few years out post-merger?

Sumit Roy -- President and Chief Executive Officer

We've talked about the G&A synergies in that $45 million to $50 million and a cash synergy of $35 million to $40 million. I think there's some analysis that the team has done, where we show you that the G&A to gross asset value potentially drops by one-third, going from 33 basis points to 23 basis points or 22 basis points. And that is the goal. That is -- we absolutely believe in that, that the larger platform becomes the more scalable it is, and therefore, it should translate to G&A numbers continuing to go down.

But how far down does it go? I can't tell. It's also going to be a function of do we continue to add new swim lanes. If we do, we need the infrastructure to help support that. And if it keeps our G&A elevated because we are still not reaching this normalized level of what this business and platform is capable of doing, I'm totally fine having a G&A in the floors.

But on a normalized level, if we have exhausted all possible swim lanes, then who knows where this thing can go. I don't have a precise answer for you, Linda.

Linda Tsai -- Jefferies -- Analyst

Thank you.

Operator

Your next question comes from John Massocca from Ladenburg Thalmann.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Hey, John.

John Massocca -- Ladenburg Thalmann -- Analyst

Good afternoon. How's it going?

Sumit Roy -- President and Chief Executive Officer

Good. How are you?

John Massocca -- Ladenburg Thalmann -- Analyst

Just a quick one for me. Outside of office, how much roughly speaking of the VEREIT portfolio do you view as being a target for capital recycling as you look to manage the portfolio?

Sumit Roy -- President and Chief Executive Officer

I think I've answered this question in a different way in terms of how much did we like the industrial and the retail portfolio that will be part of RemainCo going forward. We don't see that makeup being largely different from ours, except in the areas that they've chosen to focus on. But the more we underwrote those industries and the actual operators that they have exposure to, the more comfortable we've got that overall, this portfolio is one that we'll be very proud to absorb. So, John, I don't have a precise answer.

Could you see a corresponding increase in our capital recycling that we manage through this position? You could, but that will be more of a function of the size of the platform has just increased rather than it getting disproportionately larger because there's a lot more assets on their side that we would want to recycle that. Time will tell, but I suspect that it will be commensurate with what we have established as a stand-alone company today.

John Massocca -- Ladenburg Thalmann -- Analyst

OK. All my other questions have been answered. So that's it for me. Thank you.

Sumit Roy -- President and Chief Executive Officer

Thank you, John.

Operator

Your next question comes from Joshua Dennerlein from Bank of America.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Hey, Josh.

Joshua Dennerlein -- Bank of America Merrill Lynch -- Analyst

Hey, Christie, hope you're doing well. Curious how you think about Europe now that you're a larger entity, you just hit the $2 billion mark over in U.K. Are you thinking about accelerating kind of the portion to the rest of Europe at this time? Or is there some other hurdle that you'd be looking to today?

Sumit Roy -- President and Chief Executive Officer

You know, Josh, that's a very good question. And I do want to answer it. What we were planning on doing on a stand-alone basis has absolutely not changed because of the announcement we made last week. I don't believe that it accelerates our desire to go into the rest of Europe just because of this particular merger.

Our desire to go to other geographies and other markets are largely being driven by our underwriting, our ability to absorb new markets, the team that we have in place, the maturity of our understanding of these various different markets, that's what's driving our desires. And so yes, could we do more because the scale benefits of absorbing $15 billion platform, the answer is absolutely yes. We can do more. And so I think that's where the benefit comes.

But I don't think trying new things is triggered by the fact that we have a larger platform off of which to try it. So I just wanted to make that nuance point, Josh. But it was a great question, and I'm glad you asked.

Joshua Dennerlein -- Bank of America Merrill Lynch -- Analyst

Great. I appreciate it. That's it from me.

Sumit Roy -- President and Chief Executive Officer

Thank you, Josh.

Operator

[Operator instructions] Your next question comes from Harsh Hemnani from Green Street.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Hi, Harsh.

Harsh Hemnani -- Green Street Advisors -- Analyst

Hi. Hey, Sumit, you mentioned that you're looking to grow the development side of the business. Just for looking at the initial years on those, this quarter, they were roughly equal to the yields on acquisitions. I'm just trying to understand the spread over your cost of capital that you see on the acquisition side versus what you're aiming toward on the development side long term.

Sumit Roy -- President and Chief Executive Officer

Yeah. Harsh, very good question. But again, it's a function of the mix where the development dollars are going. If it is going toward industrial assets, which you will see that it is, the vast majority of the capital is going toward takeout.

And those cap rates, if they have a five in front of them, that's a great outcome. Because guess what happens once these assets are fully developed and you go out into the open market, and you try to buy it from the open market. It potentially has a low 4s, even a three handle in front of it. And that is the reason why we feel like, yes, these cap rates, headline cap rates may look low.

But if you really dive in behind the numbers, and you're trying to figure out what is the product that they are being able to get through this development funding, takeout funding, whatever you want to call it versus what could they buy the same particular asset if it were available today. There is still 100 basis points, maybe 50 basis points, if you want to be conservative uplift that we are getting by partnering with some of these very well-established global developers. So that's really where the value creation is. To answer your question more specifically, what do I see the yield on development.

If you look at retail, when you look at retail development, it depends on whether it's a repositioning or a greenfield or what have you. On repositioning, that's where the maximum value creation occurs. We already have the piece of land, we go down the path of creating -- of repositioning an asset with the expectation that -- and I threw some of these numbers out at you, that we could have rents compared to the pre-repositioning of 150, 200, even 300 basis -- 300 percentages of points. So that's the kind of uplift in value we could generate through this.

Now, that is a small portion of our business, a very small portion. But I just want to put in perspective that you see a blended number. But if you go behind the number, there is a fair amount of value creation. And largely, we want to be viewed as a one-stop shop by our tenants, who know us as landlords that hold assets for the long term.

And if we can help them harness our vacant asset portfolio by repositioning it for their needs, we want to be that certain. And that's the reason for having this. But in terms of how big is it going to become, what is the trend line going to look like, it's going to be a function of what dominates in that one given quarter.

Harsh Hemnani -- Green Street Advisors -- Analyst

That's interesting. And then one more for me. On the debt synergies from the VEREIT deal given that you have a lower cost of capital in the U.K. Could we expect to see a higher leverage ratio on your U.K.

assets than in the U.S.?

Sumit Roy -- President and Chief Executive Officer

No. Again, it goes back to our ratings, Harsh. If you want a guiding principle, look at our balance sheet on a fully consolidated basis. And we want to be right down the fairway, which keeps our rating agencies very happy, yet it allows us the maximum flexibility to run our business.

But we do not want to do anything that's going to compromise our A- A3 rating. Now the mix of where that debt comes from could absolutely change. A lot more of it could come from the U.K. given the ARB between a 10-years sterling-denominated unsecured bond versus a U.S.

unsecured bond. And we may choose, again, just to match fund our assets with locally denominated capital, we may choose to over-lever some of those assets. But there is a threshold beyond, which we are not going to go even on a stand-alone basis. But yes, we can certainly have more of the mix coming from the U.K.

given the lower cost there than the U.S. And then if you look at it on a fully consolidated basis, it's going to have the same profile that you would expect of an A3- rated company. I hope that answers your question.

Harsh Hemnani -- Green Street Advisors -- Analyst

That's helpful. Thank you.

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Thanks, Harsh.

Operator

This concludes the question-and-answer portion of Realty Income's conference call. I will now turn the call over to Sumit Roy for concluding remarks.

Sumit Roy -- President and Chief Executive Officer

Well, thank you all for joining us today, and we look forward to speaking with each of you soon. Thank you so much. Bye-bye.

Operator

[Operator signoff]

Duration: 76 minutes

Call participants:

Julie Hasselwander -- Investor Relations

Sumit Roy -- President and Chief Executive Officer

Christie Kelly -- Executive Vice President, Chief Financial Officer, and Treasurer

Greg McGinniss -- Scotiabank -- Analyst

Katy McConnell -- Citi -- Analyst

Ronald Kamdem -- Morgan Stanley -- Analyst

Haendel St. Juste -- Mizuho Securities -- Analyst

Caitlin Burrows -- Goldman Sachs -- Analyst

Rob Stevenson -- Janney Caipital Markets -- Analyst

Brent Dilts -- UBS -- Analyst

Wes Golladay -- Baird -- Analyst

Linda Tsai -- Jefferies -- Analyst

John Massocca -- Ladenburg Thalmann -- Analyst

Joshua Dennerlein -- Bank of America Merrill Lynch -- Analyst

Harsh Hemnani -- Green Street Advisors -- Analyst

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Forward Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income Corporation (“Realty Income”) and VEREIT, Inc. (“VEREIT”) operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; risks associated with the ability to consummate any sales of office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; failure to obtain debt financing to capitalize SpinCo; risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, employees, customers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Realty Income’s or VEREIT’s common stock or preferred stock; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and VEREIT will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.